JEFFERIES LLC
520 Madison Avenue
New York, New York 10022

PIPER JAFFRAY & CO
50 California Street, Suite 3100
San Francisco, California 94111

GUGGENHEIM SECURITIES, LLC
330 Madison Avenue
New York, New York 10017

VIA EDGAR	January 19, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Washington, D.C. 20549-3628

Attention:	Christine Torney
Jim Rosenberg
Chris Edwards
Erin Jaskot

	Re:	Menlo Therapeutics Inc. Registration Statement on Form S-1
File No. 333-222324
Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 5,666,667 shares of common stock of Menlo Therapeutics Inc. (the “Company”), we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 4:30 p.m. (New York time) on January 22, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 705 copies of the Company’s preliminary prospectus, dated January 12, 2018, through the date hereof, to underwriters, dealers, institutions and others. The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

JEFFERIES LLC PIPER JAFFRAY & CO GUGGENHEIM SECURITIES, LLC As representatives of the several underwriters

By:	JEFFERIES LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director

By:	PIPER JAFFRAY & CO

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director

By:	GUGGENHEIM SECURITIES, LLC

By:	/s/ Shiv Taylor
Name: Shiv Taylor
Title: Senior Managing Director

[Signature Page – Acceleration Request]